September 10, 2018

Marco Taglietti, M.D.
Chief Executive Officer
Scynexis, Inc.
1 Evertrust Plaza, 13th Floor
Jersey City, NJ 07302-6548

       Re: Scynexis, Inc.
           Registration Statement on Form S-3
           Filed August 31, 2018
           File No. 333-227167

Dear Dr. Taglietti:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Matthew B. Hemington, Esq.